Philips receives FDA clearance to market MicroDose SI mammography system

First full-field digital mammography (FFDM) imaging to set the stage for future Single-Shot Spectral Imaging applications

February 28, 2013

Andover, Mass. – Royal Philips Electronics (NYSE: PHG, AEX: PHIA) today announces 510(k) clearance from the Food and Drug Administration (FDA) for its MicroDose SI system, the first full-field digital mammography (FFDM) system on the market with the capability to enable future Single-Shot Spectral Imaging applications*. Philips is working on future software applications like Spectral Breast Density Measurement*, which will build upon the MicroDose SI technology.

High breast density is a known risk factor for breast cancer—women with high breast density (as seen on a mammogram) are four to five times more likely to get breast cancer than women with low breast density . Additionally, high breast density1 features a high proportion of connective tissue, which blocks X-rays, making it difficult for clinicians to interpret breast images. As a result, categorization of breast density has become mandatory in many countries and several states in the United States. Unfortunately, there is not yet a standardized method for assessing breast density, which has limited making use of the density categorization for clinical decisions. The most frequently used method of breast density assessment is subjective manual and visual inspection of the image—different radiologists may give different scoring of breast density for the same image.

“Philips believes that spectral imaging technology will be important in helping clinicians to assess breast density and provide personalized care to women,” says Lakshmi Gudapakkam, Senior Vice President & General Manager of Diagnostic X-ray and Mammography Solutions, Philips Healthcare. “With the MicroDose SI, Philips contributes to breast cancer screening by delivering the same low dose, high image quality and ergonomics it already offers, while supplying clinicians with spectral-ready technology.”

As in existing Philips MicroDose systems, MicroDose SI uses unique digital photon-counting technology, which represents a paradigm shift in mammography by enabling clinicians to conduct exams using low radiation dose without compromising image quality. Philips has further advanced this unique technology with Single-Shot Spectral Imaging, which is built upon the fact that breast density is subject to different tissue types and materials that absorb X-rays at various energies. The technology powering the MicroDose SI uses this fundamental behavior of X-rays, allowing clinicians to see more than just a shadow in mammogram images by separating high and low energy X-ray within one single exposure.

“The Philips MicroDose SI technology shows great potential,” says Etta Pisano, MD, Dean of the College of Medicine at the Medical University of South Carolina (MUSC). “I look forward to getting the unit installed at MUSC.”

Key advantages of MicroDose SI include:

• High image quality at low X-ray dose (18 to 50 percent lower radiation dose than other digital mammography systems2,3,4,5,with an average dose reduction of 40 percent**) • Short exam time — less than 5 minutes including image acquisition • Patient comfort with anatomically curved and warmed breast support • Ready for future Single-Shot Spectral Imaging applications*

*Not available in North America

• The actual result of the average dose reduction will vary based on variations in digital mammography systems

1Boyd NF, Guo H, Martin LJ, et al. Mammographic density and the risk and detection of breast cancer. N Engl J Med. 356(3):227-36, 2007.

2Oduko, J.M. Young, K.C., Burch, A.,: A Survey of Patient Doses from Digital Mammography Systems in the UK in 2007 to 2009. Digital Mammogr. IWDM 2010, 365–370, (2010).

3Baldelli P., et. al., COMPREHENSIVE DOSE SURVEY OF BREAST SCREENING IN IRELAND, Radiation Protection Dosimetry , Vol. 145, No. 1, pp. 52–60, (2010).

4Leitz W, Almén A. Patientdoser från röntgenundersökningar i Sverige – utveckling från 2005 till 2008. SSM 2010-14, ISSN 2000-0456, available online (in Swedish) at www.stralsakerhetsmyndigheten.se. 5White paper, Comparison of Dose Levels in a National Mammography Screening Program, Philips Healthcare

For further information, please contact: Rachel Bloom-Baglin, Philips Healthcare Tel: +1 (978) 659-3748

E-mail: Rachel.Bloom-Baglin@philips.com

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 118,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.